Exhibit 99.1

For Immediate Release

NOVADAQ Reports First Quarter 2014 Financial Results

Toronto, Ontario – May 7, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its first quarter ended March 31, 2014. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

NOVADAQ reported total first quarter 2014 revenues of $10.3 million, representing an increase of 41% compared to first quarter 2013. NOVADAQ’s strategy of investing in a direct sales team resulted in sales of PINPOINT® and LUNA™ products reaching $4.6 million, compared to $0.2 million in Q1-2013, and $3.3 million in Q4-2013. First quarter of 2014 procedures performed using SPY technology systems increased by 35% year over year, however, SPY technology recurring revenues of $3.4 million were flat due to increased sales of lower priced kits to customers who had purchased capital systems, and a decrease in inventory purchases by one of our partners.

First quarter gross profits of $6.7 million (65% margin), represents an increase of 49% compared to profits of $4.5 million (63% margin) in Q1-2013.

During the first quarter of 2014, 175 SPY technology systems, including Firefly, were shipped to U.S. hospitals, growing the installed base to more than 1,400 systems. The installed base of PINPOINT and LUNA commercial and evaluation systems in particular, reached 139 exiting the first quarter. NOVADAQ estimates that its imaging systems were used in approximately 6,600 procedures during the quarter. Procedure growth was mainly driven by a 23% sequential increase in PINPOINT and LUNA procedures compared to Q4-2013.

First quarter of 2014 operating burn (cash consumed by operating activities before changes in working capital) was $2.2 million compared to an operating contribution of $0.6 million in the first quarter of 2013. This difference in operating burn was mainly driven by increased sales and distribution expenses associated with the build-out of NOVADAQ’s direct sales and marketing infrastructure. During the first quarter, working capital consumed $1.3 million, and $2.2 million was invested in fixed assets, including $2.1 million used to build SPY technology systems for evaluation and placement.

Net losses of $16.1 million for the first quarter of 2014 increased by $13.2 million compared with the $2.9 million net loss in first quarter 2013. First quarter of 2014 loss per share was $0.29. Excluding the impact of non-cash $11.9 million warrants revaluation expense in first quarter 2014, the net loss was $4.2 million or $0.08 per share, compared to a loss per share of $0.02 in first quarter 2013.

Cash and cash equivalents were $177.2 million at March 31, 2014, reflecting a decrease of $5.2 million, compared to the cash position as of December 31, 2013.

Subsequent to the end of the quarter, NOVADAQ announced that it had entered into a definitive agreement to acquire Aïmago SA (“Aïmago”). Aïmago’s lead product, the FDA 510(k) cleared and CE marked, EasyLDI Perfusion Camera, will expand NOVADAQ’s product and patent portfolios, and NOVADAQ’s clinical ecosystem. EasyLDI is optimal for screening and pre-diagnostic uses in multiple settings including doctors’ offices where patients are assessed for wounds, burns and limb ischemia. EasyLDI will complement NOVADAQ’s SPY technologies, which are used typically during treatments in operating rooms and wound care clinics. If all closing conditions are satisfied, the transaction is expected to close on or before May 24.

“NOVADAQ’s performance is increasingly being driven by our direct products, PINPOINT and LUNA as more of our early evaluation sites are becoming commercial customers”, commented Dr. Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “With last month’s introduction of the newest generation PINPOINT at SAGES, our sales team is now able to offer a system that supports all of our surgeon’s traditional laparoscopic needs in addition to providing PINPOINT fluorescence imaging of critical physiologic processes and anatomical structures”.

Conference Call

NOVADAQ is pleased to invite all interested parties to participate in a conference call, on May 7th at 8:30 a.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call.

A telephonic replay of the conference call will be made available until midnight on June 7, 2014 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 13581184 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, NOVADAQ acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. NOVADAQ’s unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

1-905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at March 31, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$177,156,574	$182,329,782
Accounts receivable	9,109,751	8,502,095
Prepaid expenses and other assets	741,545	1,032,431
Inventories	3,602,070	3,845,695

Non-current assets
Property and equipment, net	14,414,208	13,360,833
Intangible assets, net	3,215,323	3,303,647

Total Assets	$208,239,471	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5,924,028	$7,123,563
Provisions	237,914	187,080
Deferred revenue	349,341	380,325
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	—	17,587

Non-current liabilities
Deferred revenue	219,809	193,626
Deferred partnership fee revenue	1,666,666	1,991,666
Shareholder warrants	38,009,912	26,065,994

Total Liabilities	$47,707,670	$37,259,841

Shareholders’ Equity
Share capital	$308,361,912	$307,103,074
Contributed surplus	9,222,664	8,953,041
Deficit	(157,052,775)	(140,941,473)

Total Shareholders’ Equity	$160,531,801	$175,114,642

Total Liabilities and Shareholders’ Equity	$208,239,471	$212,374,483

Common shares outstanding	55,090,284	54,894,038

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2014	March 31, 2013

Product sales	9,391,391	6,300,243
Royalty revenue	405,000	440,678
Partnership fee revenue	325,000	325,000
Service revenue	176,831	212,522

Total revenues	10,298,222	7,278,443
Cost of sales	3,601,897	2,732,142

Gross profit	6,696,325	4,546,301

Selling and distribution costs	6,707,560	2,348,256
Research and development expenses	2,254,918	1,487,198
Administrative expenses	1,994,611	1,360,739

Total operating expenses	10,957,089	5,196,193

Loss from operations	(4,260,764)	(649,892)

Finance costs	—	(171,189)
Finance income	68,380	14,843
Shareholder warrants revaluation adjustment	(11,943,918)	(2,106,042)
Gain on investment	25,000	—

Loss from operations before income taxes	(16,111,302)	(2,912,280)
Income tax expense	—	(20,000)

Net loss and comprehensive loss for the period	(16,111,302)	(2,932,280)

Basic and diluted loss and comprehensive loss per share for the period	($0.29)	($0.07)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2014	March 31, 2013
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($16,111,302)	($2,932,280)
Items not affecting cash
Depreciation of property and equipment	1,152,552	720,935
Amortization of intangible assets	88,324	114,909
Stock-based compensation	776,071	399,837
Gain on investment	(25,000)	—
Imputed interest on convertible debentures	—	107,734
Conversion of convertible debentures	—	59,249
Shareholder warrants revaluation adjustment	11,943,918	2,106,042

	(2,175,437)	576,426

Changes in non-cash working capital
Increase in accounts receivable	(607,656)	(988,581)
Decrease in prepaid expenses and other assets	290,886	299,676
Decrease (increase) in inventories	243,625	(707,989)
(Decrease) increase in accounts payable and accrued liabilities and provisions	(1,146,367)	356,825
Decrease in deferred revenue	(30,984)	(1,781)

Net change in non-cash working capital balances related to operations	(1,250,496)	(1,041,850)

Decrease in long-term deferred revenue	(298,817)	(291,844)

Cash used in operating activities	(3,724,750)	(757,268)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,290,707)	(1,251,916)
Disposals of property and equipment	84,780	27,770
Redemption of investment	25,000	—

Cash used in investing activities	(2,180,927)	(1,224,146)

FINANCING ACTIVITIES
Repayment of government assistance	(17,587)	(54,161)
Proceeds from exercise of options	752,390	49,202
Proceeds from exercise of warrants	—	253,631

Cash provided by financing activities	734,803	248,672

Net decrease in cash and cash equivalents	(5,170,874)	(1,732,742)
Impact of foreign exchange on cash and cash equivalents	(2,334)	(1,572)
Cash and cash equivalents at beginning of period	182,329,782	38,954,181

Cash and cash equivalents at end of period	177,156,574	$37,219,867